hannover re®

PRESS RELEASE

SUPPL

Very good result in a difficult year

- **Return-on-equity target surpassed again despite hurricanes: 12.5%**
- **Sharply higher profitability in property and casualty reinsurance: +54.9%**
- **Combined ratio in property and casualty reinsurance 97.0%**
- **Profit contribution and EBIT margin in life and health reinsurance with further marked improvement**
- **Program business hardest hit by the hurricanes**
- **Proposed dividend: + 5.3% to 1.00 euro**

Hannover, 29 March 2005: The unusually high burden of major losses from natural catastrophe events in the third quarter of 2004 prevented Hannover Re from generating a new record result. Wilhelm Zeller, Chairman of the Executive Board, nevertheless expressed considerable satisfaction with the 2004 financial statement at the press briefing on the annual results: "Despite heavy loss expenditure and the protracted weakness of the US dollar we achieved our return-on-equity target of at least 12%". Thanks to very good rates and conditions, property and casualty reinsurance was especially able to absorb the exceptionally heavy strains associated with the four severe hurricanes and other major loss events in the year under review. The business group hardest hit by the natural catastrophes was program business. Hannover Re's total burden of major losses amounted to 775.4 million euro gross and 377.2 million euro for net account. The operating profit (EBIT) consequently contracted by 21.1% to 577.6 million euro (732.1 million euro). Similarly, the net income of 309.1 million euro was 12.9% lower than in the previous year (354.8 million euro), corresponding to earnings of 2.56 euro (3.24 euro) a share.

Gross premium income contracted as expected sharply by 15.7% to 9.6 billion euro (11.3 billion euro). This decline was in part attributable to exchange-rate effects, although our cycle management in property and casualty reinsurance also made itself felt here. At constant exchange rates, especially as regards the US dollar against the euro, the decrease would have been 11.1%. Net premiums fell by a mere 7.1% to 7.6 billion euro (8.2 billion euro) due to the higher level of retained premiums.

Stockholders' equity grew by 6.3% to 2.6 billion euro (2.4 billion euro). The further reinforcement of Hannover Re's financial

...

strength was also confirmed by the key rating agencies for the reinsurance industry: Standard & Poor's and A.M. Best both raised the outlook on their ratings from "negative" to "stable" in the course of the year.

In **property and casualty reinsurance** Hannover Re profited to the fullest extent from the sustained favourable market environment: rates and conditions remained on a high level. This was especially true of the longer-tail casualty lines. "We are optimising our portfolio as part of our "More from less" initiative and replacing low-margin proportional business with more profitable non-proportional business", Mr. Zeller explained. This regrouping, combined with the restructuring of business with the HDI affiliates and the weak US dollar, caused gross premium income to contract by 14.4% to 4.1 billion euro (4.8 billion euro). At constant exchange rates the decline would have been 11.1%. In view of the quality of the business written Hannover Re increased its retention by an appreciable 13.4 percentage points to 85.6%; net premiums earned held steady at 3.5 billion euro.

The numerous hurricanes and typhoons as well as the severe seaquake in the Indian Ocean were the dominant major loss events of 2004. What was probably the most expensive year for natural disasters in the history of the insurance industry resulted in a burden of 287.2 million euro for property and casualty reinsurance – following just 51.5 million euro in 2003. All in all, the proportion of catastrophe losses relative to net premiums stood at 8.3%, a figure many times higher than in the previous year (1.5%). Yet the combined ratio of 97.0% moved just a single percentage point higher. "This is nevertheless an exceptionally satisfactory figure in light of the unusually heavy loss expenditure. It clearly demonstrates that we were able to further enhance the quality of our property and casualty reinsurance business in the year under review", Mr. Zeller stressed. New business was reserved conservatively in accordance with our accustomed practice. As in the past, on balance there was no need to constitute additional reserves for previous underwriting years.

Since investment income, in particular, was again in line with expectations, the operating profit (EBIT) was boosted by 3.8% to 483.3 million euro (465.9 million euro) despite the high burden of catastrophe losses. Net income surged by a considerably more vigorous 54.9% to 258.6 million euro (167.0 million euro) as tax expenditure returned to a normal level; this business group thus generated earnings of 2.14 euro (1.52 euro) a share.

Life and health reinsurance once again developed well in the year under review. Gross premium income contracted slightly as expected by 4.4% to 2.2 billion euro (2.3 billion euro); adjusted for exchange-rate effects premiums were on a par with the previous year. An additional reason for the premium reduction was the temporary discontinuation of a major account in the United Kingdom, although this business relationship had

already been reactivated by the end of the year. Net premiums earned climbed by 1.0% to 2.0 billion euro due to a higher level of retained premiums. The portfolio composition shifted further in favour of the preferred lines of life, annuity and personal accident business in the year under review; these now account for 85% (80%) of the total premium volume. The operating profit (EBIT) of 90.9 million euro surpassed the previous year's figure (61.0 million euro) by 49.1%, thus reaching a new record level. The EBIT margin amounted to 4.7%, following 3.2% in the previous year; the life and health reinsurance business group thus moved a significant step closer to achieving its goal of improving this ratio to 5% by 2006. Net income was boosted by 7.4% to 50.0 million euro, or 41 cents (43 cents) a share.

Financial reinsurance is experiencing a period of consolidation following the vigorous growth of recent years. Gross premium income contracted as anticipated by 27.6% to 1.2 billion euro (1.6 billion euro). This reduction was attributable principally to the non-renewal of a number of major accounts. At constant exchange rates the decrease would have been 22.6%. Net premiums earned consequently fell by 22.9% to 1.2 billion euro (1.5 billion euro); the retention remained largely unchanged at 93.3%. The operating profit (EBIT) was 10.5% lower at 132.6 million euro (148.2 million euro). Although the exceptionally good net income of the previous year could not be repeated, the reduction of 10.1% to 89.0 million euro in the year under review was disproportionately low relative to the premium decline. With an increased EBIT margin of 11.0% profitability in this business group again improved sharply, producing earnings of 74 cents (90 cents) a share.

Results in **program business** were heavily impacted by the high burden of losses from the four severe hurricanes in Florida: Clarendon Insurance Group, New York, reported a loss for the first time since its acquisition by Hannover Re. Unlike in property and casualty reinsurance, the considerable net burden of 90.0 million euro was not offset by other business. What is more, contributions to the loss and loss adjustment expense reserve – which serve to increase the confidence level of the reserves – placed a further strain on the results. Gross written premiums contracted by 20.3% to 2.1 billion euro (2.6 billion euro). The weakness of the US dollar is particularly noticeable here since 90% of the business derives from the USA: at constant exchange rates the decline would have been just 13.0%. Retained premiums were slightly lower at 40.3% (46.4%) following Clarendon's move to marginally raise the level of business reinsured as part of its capital management activities. Net premiums earned consequently fell by 18.4% to 942.7 million euro (1.2 billion euro). The combined ratio increased to 114.4% (98.3%) due to the enormous loss expenditure incurred in the third quarter. The operating result (EBIT) was correspondingly negative: following a profit of 57.1 million euro in the previous year a loss of 129.3 million euro was reported in the year under review. The net loss for the year amounted to 88.5 million euro, as against net income of 42.2 million euro in the previous year. Program business

therefore reduced consolidated net income by 73 cents a share, contrasting with a contribution of 39 cents a share in the previous year.

Hannover Re is satisfied with its **investment income** below the line. Since the growth of 12.3% in the asset volume to 24.7 billion euro (22.0 billion euro) did not fully offset the decline in interest rates, the ordinary income of 1.0 billion euro fell slightly short of the previous year (1.1 billion euro). Net investment income increased by a modest 4.2% to 1.1 billion euro (1.1 billion euro). Since large portions of the asset portfolio are held in US dollars for the purposes of matching currency coverage, here too dollar weakness was an inhibiting factor. The write-downs on securities of 24.7 million euro (99.3 million euro) were of greatly reduced significance, thereby helping to improve the investment performance. Total profits of 217.6 million euro were realised on the disposal of assets in the year under review, contrasting with realised losses on disposals of 56.4 million euro. The positive balance of EUR 161.2 million thus improved somewhat on the previous year's figure of EUR 140.7 million. "In view of the unchanged defensive posture of our bond portfolio and the volatile state of the markets, we are thoroughly satisfied with this performance", Mr. Zeller affirmed.

The **overall result** is clearly influenced by the exceptionally heavy burden of catastrophe losses caused by the four hurricanes in the Caribbean and the USA. It was thus impossible to repeat the previous year's excellent operating profit (EBIT) of 732.1 million euro. In the year under review EBIT fell by 21.1% to 577.6 million euro. Net income for the year retreated by 12.9% to 309.1 million euro (354.8 million euro), a figure slightly in excess of the adjusted profit target. The return on equity after tax – at 12.5% – similarly surpassed the minimum target of 750 basis points above the risk-free interest rate (currently: 12.1%). The net income produced earnings of 2.56 euro (3.24 euro) a share.

In accordance with its dividend policy of distributing 35% to 40% of net income, the Executive Board and Supervisory Board will propose to the Annual General Meeting that an increased **dividend** of 1.00 euro (95 cents) per share be distributed. This currently corresponds to a dividend yield of 3.3%.

Outlook for 2005

The treaty renewals in *property and casualty reinsurance* on 1 January 2005 – the date when roughly two-thirds of the portfolio is renewed – demonstrated that the market environment remains very favourable. The so-called hard market will be sustained in 2005. Highly satisfactory rates and conditions were again negotiated in almost all segments. Indeed, in some areas – most notably long-tail casualty lines – further modest improvements were obtained. "It is our assumption that we have reached the peak of the hard market cycle, although in the current year we anticipate a virtually

unchanged attractive market climate", Mr. Zeller emphasised. Price erosion could be detected in those areas that had generated the strongest increases in past years, including for example aviation business. In light of this situation Hannover Re wrote its business here very selectively and scaled back its share accordingly. Despite a certain tendency towards softening markets property and casualty reinsurance should continue to develop well in the current year, and premium income is therefore expected to rise. "Provided the burden of major losses does not exceed the multi-year average of around 5% of net premiums, we are looking to a very good profit contribution that should again surpass the previous year", Mr. Zeller stated.

Life and health reinsurance should also develop favourably in the current year. In light of the demographic trends the demand for solutions offering risk protection and retirement provision will grow steadily in almost all markets. Particularly in European markets, Hannover Re anticipates vigorous new business – most notably in the area of unit-linked annuity insurance in Germany and with the traditional products of term life and critical illness in the United Kingdom. Overall, Hannover Re expects life and health reinsurance to generate double-digit increases in premium and net income in the current year.

Hannover Re anticipates a further contraction in the premium volume in *financial reinsurance*. The company intends to press ahead with the enlargement of its portfolio outside the USA, and to selectively pursue further growth there. What is more, the hurricanes in the USA as well as other natural disasters will likely prompt an expansion of natural catastrophe business within the financial reinsurance segment. Demand for surplus relief covers is expected to continue to decline. Reflecting the development of the portfolio, net income after tax will probably be somewhat lower.

Program business should pick up again in the course of the current year. Overall, it is to be expected that rates in North American program business will come under some pressure as competition intensifies. Although Hannover Re therefore anticipates stable gross premium income and only slightly higher net premiums, it is looking for this business to move back into positive territory, subject to a normal major loss experience.

As long as there are no downturns on the capital markets, Hannover Re expects *net investment income* to surpass the previous year: the anticipated positive underwriting cash flow is likely to further enlarge the asset volume. As interest rates rise slightly ordinary investment income should also improve somewhat.

Overall, then, all the conditions are right for a successful 2005 financial year. Subject to major loss expenditure in line with the multi-year average and provided there are no unforeseen adverse movements on capital markets, it should be possible to substantially improve both the net income and the dividend. "It is our assumption that net income of 430 to 470 million euro, or

earnings of 3.60 to 3.90 euro a share, can be achieved in 2005", Mr. Zeller concluded.

For further information please contact:

Press and Public Relations / Investor Relations:
Eric Schuh (phone: 0511 / 56 04-15 00, e-mail: eric.schuh@hannover-re.com) or

Press and Public Relations:
Gabriele Handrick (phone: 0511 / 56 04-1502, e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (phone: 0511 / 56 04-1736, e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with gross premiums of approximately EUR 10 billion, is one of the largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 18 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Key Figures of the Hannover Re Group (US GAAP basis)

in EUR million	2004 1 - 3 Q	2004 4 Q	2004 Total	2003 Variance	2003 Total
Hannover Re Group					
Gross written premiums	7,179.5	2,387.1	9,566.6	(15.7%)	11,342.9
Net premiums earned	5,438.3	2,137.1	7,575.4	(7.1%)	8,155.6
Net underwriting result	(244.8)	(154.6)	(399.3)	70.2%	(234.6)
Net investment income	783.1	333.6	1,116.7	4.2%	1,071.5
Operating profit (EBIT)	408.0	169.5	577.6	(21.1%)	732.1
Net income (after tax)	191.1	118.0	309.1	(12.9%)	354.8
Earnings per share in EUR	1.58	0.98	2.56	(21.0%)	3.24
Policyholders' surplus[1]	4,287.0		4,213.0	14.5%	3,680.4
Investments (with funds held by ceding companies)	24,512.4		24,735.8	12.3%	22,031.1
Total Assets	36,161.0		35,372.0	7.3%	32,974.7
Bookvalue per share in EUR	20.87		21.20	6.3%	19.94
Retention ratio	77.3%	78.6%	77.6%		71.9%
EBIT Margin[2]	7.5%	7.9%	7.6%		9.0%
Return on equity (after tax)[3]	10.4%	18.6%	12.5%		17.1%
Property/Casualty reinsurance					
Gross written premiums	3,189.8	910.2	4,099.9	(14.4%)	4,787.1
Net premiums earned	2,470.0	1,001.7	3,471.7	(0.8%)	3,500.0
Net underwriting result	72.5	32.4	104.9	(25.7%)	141.1
Operating profit (EBIT)	315.2	168.1	483.3	3.7%	465.9
Net income (after tax)	144.9	113.7	258.6	54.9%	167.0
Retention ratio	82.6%	96.2%	85.6%		72.2%
Combined ratio	97.1%	96.8%	97.0%		96.0%
EBIT Margin[2]	12.8%	16.8%	13.9%		13.3%
Life/Health reinsurance					
Gross written premiums	1,497.1	679.4	2,176.5	(4.4%)	2,276.3
Net premiums earned	1,372.6	583.7	1,956.3	1.0%	1,936.3
Operating profit (EBIT)	59.0	31.9	90.9	49.0%	61.0
Net income (after tax)	31.1	18.9	50.0	7.3%	46.6
Retention ratio	92.4%	85.2%	90.2%		85.1%
Combined ratio[4]	98.1%	98.6%	98.2%		98.1%
EBIT Margin[2]	4.3%	5.5%	4.7%		3.2%
Financial reinsurance					
Gross written premiums	884.4	297.4	1,181.8	(27.6%)	1,632.7
Net premiums earned	798.2	406.5	1,204.7	(22.9%)	1,563.4
Operating profit (EBIT)	105.2	27.4	132.6	(10.5%)	148.2
Net income (after tax)	63.8	25.3	89.0	(10.2%)	99.1
Retention ratio	92.9%	94.6%	93.3%		94.3%
Combined ratio[4]	95.7%	103.2%	98.3%		95.7%
Net return on premium[2]	13.2%	6.8%	11.0%		9.5%
Program business					
Gross written premiums	1,608.1	500.1	2,108.2	(20.3%)	2,646.7
Net premiums earned	797.5	145.2	942.7	(18.4%)	1,155.9
Net underwriting result	(91.3)	(44.4)	(135.7)	(778.5%)	20.0
Operating profit (EBIT)	(71.4)	(57.9)	(129.3)	(326.5%)	57.1
Net income (after tax)	(48.6)	(39.9)	(88.5)	(309.7%)	42.2
Retention ratio	44.1%	27.9%	40.3%		46.4%
Combined ratio	111.5%	130.6%	114.4%		98.3%
EBIT Margin[2]	(9.0%)	(39.9%)	(13.7%)		4.9%

[1] Total stockholders' equity + minority interests + hybrid capital

[2] Operating profit (EBIT) / net premiums earned

[3] Quarterly figures are annualised

[4] Including interest income on contract deposits and funds withheld

hannover rück
PRESSE INFORMATION

Sehr gutes Ergebnis auch in einem schwierigen Jahr

- **Eigenkapital-Renditeziel trotz Hurrikanen erneut übertroffen: 12,5 %**
- **Kräftige Gewinnsteigerung in der Schaden-Rückversicherung: + 54,9 %**
- **Kombinierte Schaden-/Kostenquote in der Schaden-Rückversicherung 97,0 %**
- **Ergebnisbeitrag und EBIT-Marge der Personen-Rückversicherung erneut stark verbessert**
- **Programmgeschäft am stärksten von den Wirbelstürmen beeinträchtigt**
- **Dividendenvorschlag: + 5,3 % auf 1,00 EUR**

Hannover, 29. März 2005: Die ungewöhnlich hohe Großschadenbelastung aus Naturkatastrophen im 3. Quartal 2004 hat ein neues Rekordergebnis der Hannover Rück verhindert. Gleichwohl zeigte sich der Vorstandsvorsitzende Wilhelm Zeller anlässlich der Bilanz-Pressekonferenz mit dem Jahresabschluss 2004 sehr zufrieden: „Wir haben trotz hoher Schadenlast und der anhaltenden US-Dollarschwäche unser Ziel erreicht, eine Eigenkapitalrendite von mindestens 12 % zu erwirtschaften". Insbesondere die Schaden-Rückversicherung hat auf Grund sehr guter Raten und Konditionen die außerordentlich hohe Schadenbelastung aus den vier schweren Hurrikanen und weiteren Ereignissen des Berichtsjahres auffangen können. Besonders betroffen von den Naturkatastrophen war das Geschäftsfeld Programmgeschäft. Insgesamt belaufen sich die Belastungen aus Großschäden für die Hannover Rück brutto auf 775,4 Mio. EUR, für den Selbstbehalt auf 377,2 Mio. EUR. Dementsprechend ging das operative Ergebnis (EBIT) um 21,1 % auf 577,6 Mio. EUR (732,1 Mio. EUR) zurück. Der Jahresüberschuss blieb mit 309,1 Mio. EUR ebenfalls um 12,9 % unter dem Vorjahreswert von 354,8 Mio. EUR. Der Gewinn je Aktie beträgt 2,56 EUR (3,24 EUR).

Die Bruttoprämie verringerte sich wie erwartet deutlich um 15,7 % auf 9,6 Mrd. EUR (11,3 Mrd. EUR). Dieser Rückgang ist zum einen währungskursbedingt, aber auch das Zyklusmanagement in der Schaden-Rückversicherung war hier spürbar. Bei konstanten Währungskursen, insbesondere des Dollars gegenüber dem Euro, hätte der Rückgang 11,1 %

betragen. Auf Grund eines gestiegenen Selbstbehalts reduzierte sich die Nettoprämie nur um 7,1 % auf 7,6 Mrd. EUR (8,2 Mrd. EUR).

Das Eigenkapital stieg um 6,3 % auf 2,6 Mrd. EUR an (2,4 Mrd. EUR). Die nochmals verbesserte Finanzkraft der Hannover Rück wurde auch von den für die Rückversicherung wichtigen Ratingagenturen attestiert: Standard & Poor's und A.M. Best hoben im Jahresverlauf ihren Ratingausblick auf „stable" von vorher „negative" an.

In der **Schaden-Rückversicherung** profitierte die Hannover Rück in vollem Umfang von den immer noch vorteilhaften Marktbedingungen: Raten und Konditionen präsentierten sich weiterhin auf hohem Niveau. Dies traf besonders auf die länger abwickelnden Haftpflichtsparten zu. „Wir optimieren weiterhin unser Portefeuille im Rahmen der Initiative ‚More from less' und ersetzen margenschwaches proportionales durch profitableres nichtproportionales Geschäft", erklärte Zeller. Diese Umschichtung führte gemeinsam mit der Neustrukturierung des Geschäfts mit den HDI-Schwestergesellschaften und dem schwachen Dollar dazu, dass sich die Brutto-Prämieneinnahmen um 14,4 % auf 4,1 Mrd. EUR (4,8 Mrd. EUR) reduzierten. Bei konstanten Währungskursen hätte der Rückgang 11,1 % betragen. Angesichts der Qualität des Geschäfts hat die Hannover Rück ihren Selbstbehalt deutlich um 13,4 Prozentpunkte auf 85,6 % erhöht; die verdiente Nettoprämie blieb mit 3,5 Mrd. EUR konstant.

Die zahlreichen Wirbelstürme sowie das schwere Seebeben im Indischen Ozean waren die prägenden Großschadenereignisse 2004. Das vermutlich teuerste Naturkatastrophenjahr in der Geschichte der Versicherungswirtschaft brachte für das Geschäftsfeld Schaden-Rückversicherung eine Belastung von 287,2 Mio. EUR mit sich – nach nur 51,5 Mio. EUR im Jahr 2003. Insgesamt betrug der Großschadenanteil an der Nettoprämie mit 8,3 % ein Vielfaches des Vorjahres (1,5 %). Die kombinierte Schaden-/Kostenquote liegt mit 97,0 % trotzdem nur um einen Prozentpunkt höher. „Angesichts der ungewöhnlichen Schadenbelastung ist dies dennoch eine außerordentlich erfreuliche Kennzahl. Sie zeigt deutlich, dass wir die Qualität unseres Schaden-Rückversicherungsgeschäfts im Berichtsjahr nochmals verbessern konnten", betonte Zeller. Das Neugeschäft wurde wie gewohnt konservativ reserviert. Nachreservierungsbedarf für frühere Zeichnungsjahre gab es per Saldo unverändert nicht.

Da insbesondere das Kapitalanlageergebnis wieder im erwarteten Rahmen lag, konnte das operative Ergebnis (EBIT) trotz der Großschadenbelastungen um 3,8 % auf 483,3 Mio. EUR (465,9 Mio. EUR) verbessert werden. Der Jahresüberschuss stieg dank einer wieder normalisierten Steuerbelastung deutlich stärker um 54,9 % auf 258,6 Mio. EUR (167,0 Mio. EUR); dies entspricht einem Gewinn je Aktie von 2,14 EUR (1,52 EUR).

...

Die **Personen-Rückversicherung** entwickelte sich im Berichtsjahr abermals gut. Die Brutto-Prämieneinnahmen reduzierten sich erwartungsgemäß leicht um 4,4 % auf 2,2 Mrd. EUR (2,3 Mrd. EUR); währungsbereinigt lagen die Prämien auf Vorjahresniveau. Einen weiteren Grund für den Rückgang stellt der temporäre Wegfall einer großen Kundenbeziehung in Großbritannien dar, die jedoch zum Jahresende bereits wieder aktiviert werden konnte. Die verdiente Nettoprämie stieg auf Grund eines höheren Selbstbehalts um 1,0 % auf 2,0 Mrd. EUR. Die Portefeuille-Zusammensetzung hat sich im Berichtsjahr nochmals in Richtung der favorisierten Sparten Leben, Renten und Unfall verschoben; diese machen jetzt 85 % (80 %) der gesamten Prämie aus. Das operative Ergebnis (EBIT) übertraf mit 90,9 Mio. EUR den Vorjahreswert (61,0 Mio. EUR) um 49,1 % und stellt einen neuen Rekordwert dar. Die EBIT-Marge betrug 4,7 %, nach 3,2 % im Vorjahr; damit ist das Geschäftsfeld Personen-Rückversicherung seinem Ziel, diese Kennzahl bis 2006 auf 5 % zu verbessern, einen deutlichen Schritt näher gekommen. Der Jahresüberschuss konnte um 7,4 % auf 50,0 Mio. EUR gesteigert werden. Dies entspricht einem Gewinn je Aktie von 0,41 EUR (0,43 EUR).

Die **Finanz-Rückversicherung** befindet sich nach der stürmischen Entwicklung der letzten Jahre in einer Konsolidierungsphase. Die Bruttoprämie reduzierte sich erwartungsgemäß um 27,6 % auf 1,2 Mrd. EUR (1,6 Mrd. EUR). Dies erklärt sich insbesondere mit der Nichtverlängerung einiger Großverbindungen. Bei konstanten Währungskursen hätte der Rückgang 22,6 % betragen. Die verdiente Nettoprämie sank entsprechend um 22,9 % auf 1,2 Mrd. EUR (1,5 Mrd. EUR); der Selbstbehalt blieb mit 93,3 % weitgehend unverändert. Das operative Ergebnis (EBIT) reduzierte sich um 10,5 % auf 132,6 Mio. EUR (148,2 Mio. EUR). Der außergewöhnlich gute Jahresüberschuss des Vorjahres konnte zwar nicht erreicht werden; allerdings war die Reduzierung im Berichtsjahr um 10,1 % auf 89,0 Mio. EUR deutlich unterproportional zum Prämienrückgang. Mit einer gestiegenen EBIT-Marge von 11,0 % konnte die Rentabilität in diesem Geschäftsfeld nochmals deutlich verbessert werden. Der Gewinn je Aktie betrug 0,74 EUR (0,90 EUR).

Die Ergebnisse des **Programmgeschäfts** sind von den hohen Schadenbelastungen aus den vier schweren Hurrikanen in Florida nachhaltig gekennzeichnet: Zum ersten Mal seit der Übernahme durch die Hannover Rück musste die Clarendon Insurance Group, New York, einen Verlust ausweisen. Die hohe Nettobelastung von 90,0 Mio. EUR konnte – anders als in der Schaden-Rückversicherung – durch das sonstige Geschäft nicht kompensiert werden. Darüber hinaus brachten Zuführungen zu den Schadenrückstellungen, die das Konfidenzniveau erhöhen, eine weitere Ergebnisbelastung. Die gebuchte Bruttoprämie reduzierte sich um 20,3 % auf 2,1 Mrd. EUR (2,6 Mrd. EUR). Da 90 % des Geschäfts aus den USA stammen, schlägt sich die Schwäche des US-Dollar hier besonders stark nieder: Bei konstanten Währungskursen hätte

...

der Rückgang nur 13,0 % betragen. Die Selbstbehaltsquote verringerte sich leicht auf 40,3 % (46,4 %). Hintergrund hierfür ist, dass die Clarendon im Rahmen ihres Kapitalmanagements die Rückversicherungsquote wieder leicht erhöht hat. Die verdiente Nettoprämie ging daher um 18,4 % auf 942,7 Mio. EUR zurück (1,2 Mrd. EUR). Als Folge der enormen Schadenbelastung im 3. Quartal erhöhte sich die kombinierte Schaden-/Kostenquote auf 114,4 % (98,3 %). Entsprechend negativ fiel das operative Ergebnis (EBIT) aus: Nach 57,1 Mio. EUR im Vorjahreszeitraum beträgt es nun -129,3 Mio. EUR. Der Verlust nach Steuern beläuft sich immer noch auf 88,5 Mio. EUR, nach einem Gewinn von 42,2 Mio. EUR im Vorjahr. Damit reduziert das Progammgeschäft den Konzerngewinn um 0,73 EUR je Aktie (+0,39 EUR).

Mit ihrem **Kapitalanlageergebnis** ist die Hannover Rück unter dem Strich zufrieden. Das um 12,3 % auf 24,7 Mrd. EUR (22,0 Mrd. EUR) gestiegene Kapitalanlagevolumen konnte die sinkenden Zinsen nicht ganz kompensieren, so dass die ordentlichen Kapitalanlageerträge mit 1,0 Mrd. EUR leicht unter dem Niveau des Vorjahres blieben (1,1 Mrd. EUR). Das Netto-Kapitalanlageergebnis stieg leicht um 4,2 % auf 1,1 Mrd. EUR (1,1 Mrd. EUR). Da zur kongruenten Währungsbedeckung Kapitalanlagen zu großen Teilen in US-Dollar gehalten werden, hatte die Dollarschwäche auch hier eine dämpfende Wirkung. Abschreibungen auf Wertpapiere fielen mit 24,7 Mio. EUR (99,3 Mio. EUR) deutlich weniger ins Gewicht. Der Rückgang verbesserte das Ergebnis. Aus dem Abgang von Kapitalanlagen wurden im Berichtsjahr insgesamt 217,6 Mio. EUR an Gewinnen erwirtschaftet. Dem gegenüber standen realisierte Verluste von 56,4 Mio. EUR. Im Vergleich zum Vorjahr ergab sich damit ein etwas höherer positiver Saldo von 161,2 Mio. EUR (140,7 Mio. EUR). „Angesichts der unverändert defensiven Ausrichtung unseres Bondportfolios und der volatilen Märkte sind wir mit diesem Resultat durchaus zufrieden," erklärte Zeller.

Das **Gesamtergebnis** ist durch die außerordentlich hohe Großschadenbelastung aus den vier Hurrikanen in der Karibik und den USA geprägt. So konnte das ausgezeichnete operative Ergebnis (EBIT) des Vorjahres von 732,1 Mio. EUR nicht erreicht werden. Im Berichtsjahr reduzierte es sich um 21,1 % auf 577,6 Mio. EUR. Der Jahresüberschuss ging um 12,9 % auf 309,1 Mio. EUR (354,8 Mio. EUR) zurück und übertraf somit leicht das revidierte Gewinnziel. Auch die Eigenkapitalrendite übertraf mit 12,5 % das Mindestziel von 750 Basispunkten über dem risikofreien Zins (derzeit: 12,1 %). Der Gewinn je Aktie beträgt 2,56 EUR (3,24 EUR).

Entsprechend ihrer Dividendenpolitik, 35 % bis 40 % des Jahresüberschusses auszuschütten, werden Vorstand und Aufsichtsrat der Hauptversammlung eine erhöhte **Dividende** von 1,00 EUR (0,95 EUR) je Aktie vorschlagen. Dies entspricht gegenwärtig einer Dividendenrendite von 3,3 %.

...

Ausblick auf 2005

Die Vertragserneuerungen in der *Schaden-Rückversicherung* zum 1. Januar 2005 – zu diesem Datum werden rund zwei Drittel des Geschäfts erneuert – haben gezeigt, dass die Marktbedingungen nach wie vor sehr vorteilhaft sind. Der so genannte harte Markt wird auch 2005 anhalten. In fast allen Segmenten konnten nach wie vor sehr auskömmliche Raten und Konditionen vereinbart werden. In einigen Segmenten – insbesondere im lang abwickelnden Haftpflichtgeschäft – wurden sogar nochmals leichte Verbesserungen erzielt. „Wir gehen davon aus, dass wir den Zenit des harten Marktes erreicht haben, erwarten für das laufende Jahr aber ein fast unverändert attraktives Marktumfeld", betonte Zeller. Zu einem Prämienabrieb kam es dort, wo in den vergangenen Jahren die stärksten Zuwächse erreicht wurden, wie zum Beispiel im Luftfahrtgeschäft. Angesichts dieser Bedingungen hat die Hannover Rück hier ihr Geschäft sehr selektiv gezeichnet und ihren Anteil entsprechend verringert. Trotz einer gewissen Tendenz zu sich abschwächenden Märkten sollte sich die Schaden-Rückversicherung im laufenden Jahr weiterhin gut entwickeln, so dass von einer steigenden Prämie auszugehen ist. „Vorausgesetzt die Großschadenbelastung übersteigt nicht den langjährigen Durchschnitt von rund 5 % der Nettoprämie, rechnen wir mit einem sehr guten Gewinnbeitrag, sogar noch einmal über dem Niveau des Vorjahres", erklärte Zeller.

Auch die *Personen-Rückversicherung* sollte sich im laufenden Jahr gut entwickeln. Die Nachfrage nach Lösungen sowohl für die Risikoabsicherung als auch für die Altersvorsorge wird auf Grund der demografischen Entwicklungen in fast allen Märkten kontinuierlich steigen. Insbesondere in den europäischen Märkten rechnet die Hannover Rück mit starkem Neugeschäft, speziell bei den fondsgebundenen Rentenversicherungen in Deutschland und den klassischen Produkten Risikoleben und Critical Illness in Großbritannien. Insgesamt erwartet die Hannover Rück in der Personen-Rückversicherung für das laufende Jahr ein zweistelliges Wachstum der Prämie und des Ergebnisses.

In der *Finanz-Rückversicherung* geht die Hannover Rück von einer nochmals rückläufigen Prämie aus. Es ist geplant, das Geschäft außerhalb der USA zu forcieren und dort weiter selektiv zu wachsen. Und nicht zuletzt dürften die Hurrikane in den USA und die weiteren Naturkatastrophen für eine Ausweitung des Katastrophengeschäfts innerhalb der Finanz-Rückversicherung sorgen. Weiter rückläufig dürften sich die Kapital ersetzenden proportionalen Quotenverträge (Surplus Relief) entwickeln. Das Ergebnis nach Steuern dürfte der Portefeuilleentwicklung entsprechend etwas sinken.

Das *Programmgeschäft* sollte sich im laufenden Jahr wieder erfreulicher gestalten. Zwar ist zu erwarten, dass die Raten im amerikanischen Programmgeschäft insgesamt durch den anziehenden Wettbewerb etwas unter Druck geraten. Die Hannover Rück geht deshalb nur von einer gleich bleibenden

...

Bruttoprämie und einer etwas höheren Nettoprämie aus, erwartet aber bei normalem Großschadenverlauf eine Rückkehr des Geschäftsfelds in die Gewinnzone.

Sofern es zu keinen negativen Entwicklungen an den Kapitalmärkten kommt, geht die Hannover Rück von einem *Kapitalanlageergebnis* über dem des Vorjahres aus: Der erwartete positive versicherungstechnische Cashflow dürfte zu einem weiteren Anstieg des Kapitalanlagevolumens führen. Bei etwas steigenden Zinsen sollten auch die ordentlichen Kapitalanlageerträge leicht zulegen können.

Insgesamt sind also alle Voraussetzungen für ein erfolgreiches Geschäftsjahr 2005 gegeben. Unter der Prämisse, dass sich die Großschadenbelastung im langjährigen Durchschnitt bewegt und unerwartete negative Entwicklungen auf den Kapitalmärkten ausbleiben, sollten Gewinn und Dividende deutlich gesteigert werden können. „Wir gehen davon aus, dass für 2005 ein Jahresüberschuss von 430 bis 470 Mio. EUR und damit ein Ergebnis je Aktie von 3,60 bis 3,90 EUR erzielt werden kann," sagte Zeller.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Eric Schuh (Tel.: 0511 / 56 04-15 00, E-Mail:
eric.schuh@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-1502, E-Mail:
gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-1736, E-Mail:
gabriele.boedeker@hannover-re.com)

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 10 Mrd. EUR eine der größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 18 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

Kennzahlen der Hannover Rück-Gruppe (auf US GAAP-Basis)

in Mio. EUR	2004 1. - 3. Q.	2004 4. Q.	2004 Gesamt	2003 +/- Vorjahr	2003 Gesamt
Hannover Rück-Gruppe					
Gebuchte Bruttoprämien	7.179,5	2.387,1	9.566,6	-15,7%	11.342,9
Verdiente Nettoprämien	5.438,3	2.137,1	7.575,4	-7,1%	8.155,6
Versicherungstechnisches Ergebnis	-244,8	-154,6	-399,3	70,2%	-234,6
Kapitalanlageergebnis	783,1	333,6	1.116,7	4,2%	1.071,5
Operatives Ergebnis (EBIT)	408,0	169,5	577,6	-21,1%	732,1
Jahresüberschuss nach Steuern	191,1	118,0	309,1	-12,9%	354,8
Ergebnis je Aktie in EUR	1,58	0,98	2,56	-21,0%	3,24
Haftendes Kapital[1]	4.287,0		4.213,0	14,5%	3.680,4
Kapitalanlagen (inkl. Depotforderungen)	24.512,4		24.735,8	12,3%	22.031,1
Bilanzsumme	36.161,0		35.372,0	7,3%	32.974,7
Buchwert je Aktie in EUR	20,87		21,20	6,3%	19,94
Selbstbehalt	77,3%	78,6%	77,6%		71,9%
EBIT-Rendite[2]	7,5%	7,9%	7,6%		9,0%
Eigenkapitalrendite (nach Steuern)[3]	10,4%	18,6%	12,5%		17,1%
Schaden-Rückversicherung					
Gebuchte Bruttoprämien	3.189,8	910,2	4.099,9	-14,4%	4.787,1
Verdiente Nettoprämien	2.470,0	1.001,7	3.471,7	-0,8%	3.500,0
Versicherungstechnisches Ergebnis	72,5	32,4	104,9	-25,7%	141,1
Operatives Ergebnis (EBIT)	315,2	168,1	483,3	3,7%	465,9
Jahresüberschuss nach Steuern	144,9	113,7	258,6	54,9%	167,0
Selbstbehalt	82,6%	96,2%	85,6%		72,2%
Kombinierte Schaden-/Kostenquote	97,1%	96,8%	97,0%		96,0%
EBIT-Rendite[2]	12,8%	16,8%	13,9%		13,3%
Personen-Rückversicherung					
Gebuchte Bruttoprämien	1.497,1	679,4	2.176,5	-4,4%	2.276,3
Verdiente Nettoprämien	1.372,6	583,7	1.956,3	1,0%	1.936,3
Operatives Ergebnis (EBIT)	59,0	31,9	90,9	49,0%	61,0
Jahresüberschuss nach Steuern	31,1	18,9	50,0	7,3%	46,6
Selbstbehalt	92,4%	85,2%	90,2%		85,1%
Kombinierte Schaden-/Kostenquote[4]	98,1%	98,6%	98,2%		98,1%
EBIT-Rendite[2]	4,3%	5,5%	4,7%		3,2%
Finanz-Rückversicherung					
Gebuchte Bruttoprämien	884,4	297,4	1.181,8	-27,6%	1.632,7
Verdiente Nettoprämien	798,2	406,5	1.204,7	-22,9%	1.563,4
Operatives Ergebnis (EBIT)	105,2	27,4	132,6	-10,5%	148,2
Jahresüberschuss nach Steuern	63,8	25,3	89,0	-10,2%	99,1
Selbstbehalt	92,9%	94,6%	93,3%		94,3%
Kombinierte Schaden-/Kostenquote[4]	95,7%	103,2%	98,3%		95,7%
EBIT-Rendite[2]	13,2%	6,8%	11,0%		9,5%
Programmgeschäft					
Gebuchte Bruttoprämien	1.608,1	500,1	2.108,2	-20,3%	2.646,7
Verdiente Nettoprämien	797,5	145,2	942,7	-18,4%	1.155,9
Versicherungstechnisches Ergebnis	-91,3	-44,4	-135,7	-778,5%	20,0
Operatives Ergebnis (EBIT)	-71,4	-57,9	-129,3	-326,5%	57,1
Jahresüberschuss nach Steuern	-48,6	-39,9	-88,5	-309,7%	42,2
Selbstbehalt	44,1%	27,9%	40,3%		46,4%
Kombinierte Schaden-/Kostenquote	111,5%	130,6%	114,4%		98,3%
EBIT-Rendite[2]	-9,0%	-39,9%	-13,7%		4,9%

[1] Eigenkapital + Minderheitsanteile + Hybridkapital

[2] Operatives Ergebnis (EBIT) / verdiente Nettoprämien

[3] Quartale wurden annualisiert

[4] einschließlich Depotzinsen